Caribu

Technology Entertainment Minority Owned B2C App

Read and draw together in a video-call!

CARIBU.COM MIAMI


CARIBU
EARLY FUTURES
innovation + impact in early childhood
ANIMALS

Caribu helps children 0-7 years old to read and draw with their parents and grandparents through a video-call when they're not in the same location. Caribu is a game-changer for the hundreds of millions of global families that are separated by distance and need to make memories together with their (grand)children through mobile and tablet devices.

Maxeme Tuchman CEO + Co-Founder @ Caribu

Why you may want to support us...

1. Raised $1.3M from investors like AT&T and Rise of the Rest.
2. CEO was a senior leader at TFA, White House, Gates Foundation, and Office of Mayor Bloomberg.
3. 50K users in 160+ countries.
4. 700+ books to choose from in 7 different languages.
5. First-mover focused on grandparents who are a large and underserved market. $39B SAM in the US.
6. Team backgrounds include Disney, Aidoc, Y Combinator, and Booksicals.
7. CEO was 59th Latina to raise over $1M.
8. 250,000 minutes spent on Caribu last year.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Maxeme Tuchman

CEO + Co-Founder

59th Latina to raise $1M+ in venture funding. Winner or Finalist in 30 pitch competitions. World Champ. Toyota Mother of Invention. White House Fellow.



Alvaro Sabido

CTO + Co-Founder

10+ years in Entrepreneurship, Engineering and Business degrees, expert in Product Ideation, Design, and Development



Tiffany LaFleur

Head of Design

Formerly a Senior Digital Designer at Disney with over 60 apps and 100 ebooks under my belt, I now am proudly the Head of Design at Caribu, where I manage UX, UI, content and brand strategy.



Trent Ewald

Senior React Native Developer (App)

The first app I created has 2,000,000+ downloads, reached 60,000 dls/day for weeks. Was a top trending app for 4 months straight!



Kalman Chodakiewitz

Product Manager

Lover of UX. Built Coffee Bean & Tea Leaf's exclusive partnership in multi-sensory experiences involving tea and reading for kids. My mission is to make the neighborhood a better place through design.

Some of our investors

WE'VE RAISED $2,693,269 FROM 1612+ INVESTORS SINCE OUR FOUNDING



John A Cooper

"Coop" is Managing Partner at Halestreet Investments. Halestreet was a lead investor in Caribu's Seed Round.



Anne Wintroub

Anne is the Director of Social Innovation at the AT&T Foundation. AT&T was a significant investor in Caribu's Seed Round.



Anna Mason

Anna is a Partner at Revolution's Rise of the Rest Seed Fund. ROTR was a significant investor in Caribu's Seed Round.



Bill Glenn

Bill is Managing Partner at Be Curious Partners. Be Curious was a lead investor in Caribu's Seed Round.



Ricardo Allen

6 Year Professional Athlete passionate about making dreams a reality! Nothing is off the table, hit me with your best shot!



Florencia Jimenez-Marcos
*Connector * Advisor * Civic Leader Advocate for Arts, Education and Women*



Ted Ooyevaar
Just a fun loving guy who enjoys investing a little in different startups



Stephen Gellatly
serial angel investor | take chances, be kind, work hard & be rewarded



Lorilain Gamalinda
Medical Project Manager. Strong advocate of socially responsible and sustainable initiatives. Happy wife and mom.

along with 1603 other investors

In the news

Downloads

2018-aarp-grandparenting-study.pdf

Invest In Caribu

Caribu redefines the way multi-generational families communicate. Children and their families can read and draw together through an interactive video-call, and Caribu plans to first go after the untapped and underserved $86B grandparent market.

It's 2019, and video-call relationships with kids suck.

Parents work late, travel for work, are divorced, and may serve in the military. 90% of grandparents live far away from their grandchildren, and most of these adults use smartphones and tablets to stay connected through boring video-calls. Kids hate video-calls, making long-distance relationship building extremely hard. Sadly, in today's world, human connection is a luxury.


End Call

So we built, Caribu.




Caribu App Preview
Watch later
Share
lived on Earth.
Brachiosaurus
Gallimimus

Caribu is an interactive video-calling platform that helps grandparents read and draw with their grandchildren when they're not in the same location.

Read Together. Draw Together. Be Together.

Caribu is using tech to rapidly scale and innovate a solution for the hundreds of millions of families, across the globe, that are separated by distance and want to make memories together with their (grand)children through mobile and tablet devices. Our in-app library has hundreds of books from leading children's publishers in seven languages, and interactive educational workbooks and activities that you can draw on in real-time. The result is an engaging experience in a carefully designed, curated, and secure platform. As our users say, "It's FaceTime that kids don't run away from."

We bootstrapped through Pitch competitions.

Soon after co-founding Caribu, Max, our CEO decided to bootstrap the company through pitch competitions. Between 2017-2018, Caribu was the winner or finalist in 30+ pitch competitions winning $100K in non-dilutive cash and prizes. It kept us going as we built out our subscription model and tested our market. Max was named a Toyota Mother of Invention, which came with a $50K grant, and when we won the 1776 Global Pitch Competition, we officially became World Champs, and secured an investment from Revolution's Rise Of The Rest Seed Fund and then AT&T.


Bootstrapped $100K Through Pitches
Winner or Finalist in 30+ Competitions

The $1.3M that set our foundation.

We raised $1.3M in Q2 2018 to do three things: Grow our team (Alvaro and Max are rockstars but couldn't fulfill their plan for global domination by themselves!), refresh the platform with React Native (so we'd have both an Android and iOS app, sharing the same code), and grow our content partnerships. The team is now a full-time team of 5 rockstars, we're on iOS and Android, and we have brought on amazing content partners like Mattel, Highlights, and Sesame Street.

Enter Glamma.

A Glamma is a glamorous grandma. She's 50-70 years old, active, professional, and a "silver" mine. She is tech-savvy, stays in touch with family on an iPad, and just like a significant portion of grandparents, controls the majority of disposable income spend in the US., makes 4x what a millennial mom makes (median net worth of ~$200K), and wants to spoil her grandchildren silly! She's trying to build a relationship with them long-distance but FaceTime isn't cross-platform and Skype and WhatsApp calls are, well... not a great experience with young kids.

The **72M grandparents**, just in the U.S., spend an average of $1,200 a year entertaining their grandkids, adding up to an **$86B TAM and $39B serviceable addressable market**.


Who is a Glamma?
50-70 years old
Median net worth of ~$200K (4x the "millennial mom")
Controls majority of disposable income spend
Wants to spoil grandchildren
Has leisure time
IS Tech-savvy
Doesn't use walkers or life-alert necklaces
60
69
61
60
60

For grandparents, Caribu is an antibiotic, not a vitamin.

We did a Product Market Fit survey in January, where the minimum goal is to have 40% of your users say they would be "very disappointed" if Caribu went away tomorrow. Not only did 33% of our power users say they would be very disappointed if Caribu went away, but when we adjusted for personas, 46% of our power users that identified as grandparents would be very disappointed if Caribu ceased to exist. It's very clear that we are on to something! We've heard from multiple investors and partners in the #AgeTech space that we're the first of our kind in this market. While other tech companies are focused on connecting seniors to other seniors, we're connecting them to their own families. We have the First Mover Advantage and, as one investor said, "if you can nail your Go To Market strategy and reach Glammas, you will print cash." #ChallengeAccepted



Explosive early traction + engagement.

We have 50,000 registered users reading together in 160+ countries and 4k+ global cities. As we've optimized our conversion funnels for Glamma, we've seen clear improvements across multiple metrics. Glamma's loyalty is strong! We are now ready to scale the business by going after the Glamma market in earnest.


Overall Traction
+71.8%
Revenue
YTD 2019
Vs
Q1+Q2 2018
2x
Books
Read
per User
2x
Call
Length
May vs January
Subscriber Retention: 90% (Industry avg: 92%)
Download to Account: 64% (Industry avg: 40%)
Download to Paid: 2% (industry avg: 1-2%)
4.6/5 App Store Rating


Glamma's Loyalty Is Strong
Q1 2019 compared to Q4 2018
'Account Created' Conversion increased by 70%
Users Adding Contacts increased by 100%
Conversion to Paid increased by 40%
Subscriber Churn decreased by 3%
LTR increased by 25%
CAC decreased by 70%

Most importantly, our customers love us!

We have a great rating in the Apple App Store and count A-Rod, Howie Mandel, and Nick Lachey as celebrity fans!


Revolutionary for our family!
Caribu has been life-changing for our family. We love that the grandparents can stay connected and read bedtime stories to the kids, while seeing them in real-time. It's so easy for everyone to use, and keeps the kids entertained while we are cooking dinner at night too. Highly recommended for families on-the-go, and parents who are not always at home when bedtime comes around.
Love using with niece and nephew!
Caribu has been a fantastic way for me to stay connected with my niece and nephew. They love it, and so do I!
Such a cute app! Perfect for my little cousins, they love the books and I love saving their drawings!
This app is great
I love that this app allows me to have story time with my grandkids that live 4 states away. If their attention wanes they can color a picture. It's fun and easy to use.
I love caribu
I love caribu because it's always a good way to call your family when they're gone
Terrific App
Reading to my grandson is important to me, and the book selection is terrific. Looking forward to many years of Caribu-ing.

Our Business Model.


Monthly and Yearly SaaS Subscription Model
575K
Paid Subscribers
$84
Projected ARPU
$41M
Projected ARR by 2021

Caribu has a monthly and yearly in-app subscription and a gift subscription option. With only 575K subscribers and conservative retention of one year in the current platform, our financial projections put us at $41M in revenue in just 3 years.

And we give back.

Because our company was inspired by a soldier who was just trying to be an awesome dad and read his daughter a bedtime story, we've partnered with the non-profit Blue Star Families to donate free subscriptions of Caribu to all currently serving US military. In 2018, Toyota sponsored 2,000 Caribu subscriptions for military families to read and draw together during the holiday season.


This mother's story will make you cry
Watch later
Share

Our next steps are...

To keep growing the team in engineering and on the marketing side. Add more engaging and buzz-worthy content and build new revenue streams, features, and products. To go after traveling parents, divorced parents, extended family, and military after we crush the Glamma market.

We'll increase Customer LTV by adding other features to Caribu Consumer (our current platform) and building out Caribu Platform (our future platform) where we license our technology to tutoring and language learning companies.

We're doing well by doing good. We're on a mission to change the way families around the world connect and create value for our investors.

Investor Q&A

— COLLAPSE ALL

What does your company do?

Caribu is a shared screen video-call platform that helps parents and grandparents to read and draw with (grand)children when they're not in the same location. A trusted adult and child call each other through a Caribu video-call, choose a book, and read or draw together in real-time on a shared screen. There are hundreds of books, and educational workbooks and games, to choose from in seven different languages.

Where will your company be in 5 years?

The vision for Caribu is to be the leader in family communication and interactive learning. Given that Caribu already has families reading together in 160+ countries, we are also planning for the international expansion of each phase in the Caribu story.

Why did you choose this idea?

Caribu helps children 0-7 years old to read and draw with their parents and grandparents through a video-call when they're not in the same location. Caribu is a game-changer for the hundreds of millions of global families that are separated by distance and need to make memories together with their (grand)children through mobile and tablet devices.

How big is the market?

There is a vast addressable market for our platform in its current and future states. For our Caribu Consumer product, the TAM is $86B (72M grandparents in the US who spend $1200 entertaining their grandkids) and our SAM is $39B. We see a future market for Caribu where we license our interactive video-call to content producers and language learning and tutoring companies. For Caribu Platform, the tutoring and language learning market alone is over $150B globally.

What is your greatest achievement?

Caribu's greatest achievement is our people. For Alvaro and I, we found complementary co-founders in each other and with whom we have the utmost respect for each other and a working relationship built on trust. We built a rockstar team of experts whom we hired for their genius and then quickly got out of their way so they could make magic happen. And investors who are all truly founder-friendly and believe in our team, our mission, and our ability to execute.

What's new about what you're making? How is it different?

A common complaint is that children "get distracted after 5 minutes" due to the monotonous nature of a phone call or standard video-call. Demand is growing for engaging communication tools as more and more parents and grandparents are increasingly separated from the toddlers in their family. Also, grandparents are suffering from loneliness at a higher rate than ever before. According to AARP, a third of U.S. adults over the age of 45 report feeling lonely. Also according to AARP, 68% of grandparents say distance is a barrier when it comes to seeing their grandchildren. We built Caribu to bridge this gap by creating an engaging literacy platform for kids, and a tool to help cure loneliness for grandparents.

Who are your competitors? How are you different?

The main technologies that Glammas use to build long-distance relationships with their grandchildren are FaceTime (if everyone in the family is iOS), Skype, and WhatsApp. Facebook Portal is the only video-chat with a little more interactivity. Larger incumbents (FaceTime, Skype...) have been focusing on their enterprise offerings and are unlikely to diversify into markets for children or Glammas. The lack of interactivity and engagement for young children on these platforms is the source of the problem Caribu solves, but these companies could be potential acquisition exits.

How does Caribu make money?

Our platform is an app, so we sell and distribute through the Apple and Google Play app stores. Our basic subscription allows unlimited access to the library and video-calls for $6.99/month and multi-month gift subscriptions. Soon we will also have a family plan, yearly subscription, and lifetime option. We have a 50/50 revenue share with our publishers. Our financial projections show that with only 575K subscribers and great retention (1 year of LTR) we can earn $41M in ARR in only 3 years.

How does Caribu give back?

We've partnered with Blue Star Families, a non-profit that touches more than 1.5M military family members every year, to donate free subscriptions of Caribu to all currently serving US military.

Is Caribu available everywhere?

Caribu has customers in 160+ countries.

How do you acquire customers?

While bootstrapped, we acquired them through word of mouth referrals, earned media, app store search, and organic social media. With investment, we focused on social and search ads, affiliates, and influencers. For Grandma specifically, we plan to double down on Google and Facebook ads, and test TV, Direct mail, and partnerships with senior organizations.

What do you see as the exit strategy for Caribu?

We build for global domination but are very aware that we'll be an attractive acquisition target in a couple of years. Acquisition by a large strategic buyer in the children's publishing or distribution space or an Edtech company looking to expand into the books or early childhood education category is very plausible given recent M+A deals. We are continuously thinking of how to best position ourselves for a successful exit down the road, and the value that a buyer could gain from us — such as our publishing and author partnerships, data, team, and technology.

Where does the name Caribu come from?

Caribou are a species of deer or reindeer that are migratory animals. They're a perfect spirit animal for the long-distance families we serve. And we're sure that if they had iPads they would use Caribu to stay in touch with loved ones too! Through our international customers, we've also learned that Karibu means "Welcome" in Swahili and Cari Ibu means "Look for your mother" in Malay!

Is it true that Caribu falls into the category of "quality screentime"?

Dr. Claire McCarthy, the Faculty Editor of Harvard Health Publishing points to recommendations from the American Academy of Pediatrics (AAP) about media use and children:
1. Children less than 18 months really shouldn't use media, except for video-chatting.
2. Children 18-24 months should only use media that is carefully chosen for their age group — and parents and caregivers should do it with them.
3. Children 2-5 years should have an hour or less of screen time a day, and it should be content that is educational and promotes good social skills.
Caribu is video-chatting with caregivers using educational content so we fall squarely into how to use screens in a quality way with young children!

Join **554,697** investors who funded **371** startups with over **$132 million**

View Reg D, A+ and Reg CF Breakdown

Sign up with Facebook

Privacy: We won't share your data, or post to your wall, without your permission.

or

Full name

Email

Password

SIGN UP

Mashable NPR Forbes Bloomberg Businessweek CNNMoney PBS TIME Los Angeles Times The Boston Globe Inc. TechCrunch THE WALL STREET JOURNAL FINANCIAL TIMES

wefunder.com/caribu/about is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*

Wefunder, Inc., Wefunder Advisors LLC, and Wefunder Portal LLC do not review user-generated content beyond what's required by US law. Some user-generated content, including investor biographical information, may not be accurate.